SIERRA ONCOLOGY, INC.

c/o 2150 – 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3E8

June 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Abigail Jacobs

 Mary Beth Breslin

Re:     Sierra Oncology, Inc. Registration Statement on Form S-3

  Filed June 15, 2018 (File No. 333- 225650)

Requested Date: June 21, 2018

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

Sierra Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert Freedman or Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553, or in her absence, Mr. Freedman at (650) 335-7292.

Sincerely,

SIERRA ONCOLOGY, INC.

By:	/s/ Sukhi Jagpal
Sukhi Jagpal
Chief Financial Officer